SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             SCHEDULE TO

                       Tender Offer Statement
             (Under Section 14(d)(1) or 13(e)(1) of the
                  Securities Exchange Act of 1934)

                         AMREP CORPORATION
                 (Name of Subject Company (issuer))

              AMREP CORPORATION (issuer and offeror)
         (Name of Filing Person(s) (identifying status as
                 offeror, issuer or other person))

              Common Stock, par value $.10 per share
                  (Title of Class of Securities)

                             032159105
               (CUSIP Number of Class of Securities)

            Edward B. Cloues, II, Chairman of the Board
                            P.O. Box 888
                   Pitman, New Jersey 08071-0888
                           (856) 589-0500
    (Name, address and telephone number of person authorized to receive notices and
            communications on behalf of filing persons)

                             COPY TO:
                        Edward B. Winslow
                    Jacobs Persinger & Parker
                         77 Water Street
                    New York, New York  10005
                         (212) 344-1866


                    CALCULATION OF FILING FEE

      TRANSACTION VALUATION             *AMOUNT OF FILING FEE
               N/A                               N/A

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for this filing.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A        Filing Party: N/A

Form or Registration No.: N/A      Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                      INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (the "Statement") relates to the announcement by AMREP Corporation, an Oklahoma corporation (the "Company"), of its intention to commence a tender offer to purchase up to 725,000 shares of its common stock, par value $.10 per share (the "Shares"), at prices, net to the seller in cash, not greater than $7.00 nor less than $5.25 per Share.
The Statement is being filed pursuant to Rule 13e-4(c)(1) under the Securities Exchange Act of 1934.

ITEM 12.  EXHIBITS.

(a)(5)    Form of Press Release issued by the Company dated
          May 2, 2000.

                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              AMREP CORPORATION

                              By:      *
                                 ---------------------------------

Dated:  May 2, 2000

___________________________
* Pursuant to General Instruction D to Schedule TO, no signature is required for this filing.

                         INDEX TO EXHIBITS


ITEM                       DESCRIPTION

(a)(5)        Form of Press Release issued by the Company dated
              May 2, 2000.